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December 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bradley Ecker and Geoffrey Kruczek

Re:	LOBO EV TECHNOLOGIES LTD Draft Registration Statement on Form F-1 Submitted September 29, 2022 CIK No. 0001932072

Dear Mr. Ecker and Mr. Kruczek:

On behalf of our client, LOBO EV Technologies Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-1 submitted on September 29, 2022, (the “Registration Statement”) contained in the Staff’s letter dated October 26, 2022 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Draft Registration Statement (the “Amendment”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Draft Registration Statement filed September 29, 2022

Market and Industry Data, page 1

1.	We note that the proxy statement/prospectus includes industry data and market data in various sources. If any of these sources were commissioned by you for use in connection with the proxy statement/prospectus, please file consents pursuant to Rule 436 of the Securities Act as exhibits or tell us why you believe you are not required to do so.

Response: The Company has filed the expert consent as Exhibit 99.6 with the Amendment.

Prospectus Summary, page 1

2.	Please ensure that the information you provide in your summary is balanced. For example, we note your substantial market competition and limited operating history. To the extent you cite strengths, review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

Response: The Company has revised the prospectus summary section of the Amendment in response to the comment.

As a “controlled company” under the rules of the Nasdaq Capital Market,, page 51

3.	The first paragraph implies that there will be multiple classes of stock outstanding after this offering, each with different voting rights. If that is not true, please revise to eliminate that implication. If it is true, revise throughout to discuss the terms of and risks related to the different classes of stock.

Response: The Company is not contemplating multiple classes of stock structure after the offering and has revised page 50 in response to the comment.

Trend Information, page 69

4.	Risk factor disclosure on page 30 of your prospectus identifies inflationary pressures as a factor that may adversely affect your business and your ability to achieve or maintain profitability. Please expand your disclosure here and in your discussion on page 76 and update your applicable risk factor to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please also update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response: The Company has revised pages 27 and 80 of the Amendment in response to the comment.

Business, page 93

5.	Please revise this section to discuss your manufacturing operations in more detail, including the utilization of your manufacturing facilities. Refer to Item 4.D of Form 20-F. In this regard, you disclose on page 108 that you have a manufacturing facility, but the table of employees on the preceding page indicates that you have no employees who perform manufacturing duties.

Response: The Company has revised page 111 of the Amendment in response to the comment.

5.	Please disclose whether and how your business, products, lines of service, projects or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine or in light of the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
●

be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company has revised pages 28 to 29 of the Amendment in response to the comment.

Strengthen cost control, page 97

7.	Please revise this section to provide specific, concrete disclosure about how you intend to implement cost control instead of vague statements like “the innovation of internal management and the optimization of process flow.”

Response: The Company has revised page 101 of the Amendment in response to the comment.

Foreign Private Issuer Exemption, page 116

8.	Please revise to state clearly and explicitly whether you will rely on the home country practices discussed in this section.

Response: The Company has revised page 119 of the Amendment in response to the comment.

RELATED PARTY TRANSACTIONS, page 120

9.	We note your amounts due from related parties. Please update your disclosure in this section to be as of the most recent practicable date.

Response: The Company has revised page 123 of the Amendment in response to the comment.

Voting Rights, page 123

10.	Please clarify what you mean by “the date of deposit of the requisition.”

Response: The Company has revised page 125 of the Amendment in response to the comment.

Financial Statements, page F-1

11.	Please revise to include updated financial statements in accordance with Item 4A(b)(2) of Form F-1 and Item 8.A.5 of Form 20-F.

Response: The Company has updated the financial statements in accordance with Item 8.A.5 of Form 20-F by incorporating the consolidated financial statements as of and for the six months period ended June 30, 2022 into the Amendment.

Notes to Consolidated Financial Statements

7. Prepaid Expenses and Other Current Assets, page F-17

12.	Please tell us the nature of the “advances to employees.” Note that Exchange Act Section 13(k)(1) prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure this arrangement will be extinguished prior to the closing of the offering, or tell us why this provision does not apply to this loan. Please provide the same information with regard to loans to the CEO, Huajian Xu per note 15 on page F-21. Please also revise your disclosure on page 120.

Response: The nature of the “advances to employees” primarily included an amount that the Company advanced to an employee for his personal needs and the amount had been repaid to the Company on July 13, 2022, as well as amounts advanced to employees to purchase supplies for the Company. All advances to employees were to non-directors or non-officers of the Company. The Company has updated page F-43 of the Amendment in response to the comment.

Regarding the related party loans due from the CEO, Huajian Xu and the COO, Jiancong Cai per note 15, the Company has updated the disclosure that the CEO and the COO will repay the loan to the Company prior to the effective date of this registration statement in note 15 on page F-47 and page 123 of the Amendment.

9. Intangible Assets, Net, page F-18

13.	We note significant increases to your capitalized software during 2021. Please revise to address the following:

●	Identify whether your statement concerning capitalized software for internal use that had not been completed applies to the purchased software or capitalized software development costs.
●

Clarify if your capitalized software development costs are in the preliminary project stage or the application development stage and how you determined capitalization was appropriate.

Refer to ASC 350-40-25.

Response: The Company has revised the disclosures on page F-44 in the Amendment in response to the comment.

17. Equity, page F-23

14.	We note from (a) that you issued 50,000 shares of common stock in exchange for the ownership in Jiangsu Lobo. Please address the following:

●	Clarify what is meant by “ownership” in Jiangsu Lobo (e.g., common stock).
●	Clarify why a subscription receivable was recorded as still collectible considering you received ownership in Jiangsu Lobo and paid for such ownership with 50,000 shares of your common stock. It is unclear what the unrecovered consideration represents given that the consideration appears to be ownership in Jiangsu.

Response: The Company has revised the disclosures on page F-49 in the Amendment in response to the comment.

Exhibits

15.	Please remove the filing fee table from your cover page and file it as an exhibit to this registration statement. Refer to Item 601(b)(107) of Regulation S-K.

Response: The Company has removed the filing fee table from the cover page and will file the filing fee table as an exhibit once the proposed maximum aggregate offering price is determined. The Company has revised the cover page and exhibit index in response to the comment.

16.	Please file the agreements mentioned on page 112 and any material lease agreements as exhibits to your registration statement or explain why you are not required to do so.

Response: The Company has filed the agreements with the Amendment in response to the comment.

17.	Exhibit 23.4 refers to an Exhibit 8.3, but no such exhibit is listed in your exhibit index. Exhibits 8.1 and 8.2 are also not listed. Please revise or advise.

Response: The Company has revised the exhibit index in response to the comment.

General

18.	Please remove the exclusion of Hong Kong and Macau from your definition of “China” or the “PRC.”

Response: The Company has revised “Conventions that Apply to this Prospectus” section of the Amendment in response to the comment.

19.	Please revise to clarify whether you offer independently or your products include in-vehicle entertainment, particularly given the industry data you include on page 84.

Response: The Company has revised pages 1, 62, and 97 of the Amendment in response to the comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Huajian Xu